SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/

Garry F Nolan

Date: 20 April 2004	Title:	Company Secretary

2

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000
Australia

Melbourne, Monday 19 April 2004

TrUEPrS amended tax assessments received

As foreshadowed on February 26 this year, the National has received amended assessments from the Australian Taxation Office (ATO) in relation to interest deductions claimed by the National in respect of the TrUEPrSsm capital raising for the years 1999 to 2002.

The amended assessments are for primary tax of $85 million and penalties and interest of $65 million (after tax), a total of $150 million (after tax).

The National expects that the ATO will also issue an amended assessment for 2003 after the National lodges its 2003 income tax return.  The amount of primary tax which relates to interest deductions for the 2003 year is $15 million.  Any amended assessment for 2003 may also include penalties and interest.

The National has previously said it is confident of its position and intends to pursue all necessary avenues of objection and appeal.  As previously advised, no provision will be created for the potential tax liabilities which will be disclosed as a contingent liability in the accounts.

The TrUEPrS were redeemed in January this year.

TrUEPrSsm is a service mark of Merrill Lynch & Co., Inc.

For further information:

Brandon Phillips

Group Manager

Group Corporate Relations

03 8641 3857 work

0419 369 058 mobile

Or visit www.nabgroup.com

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000
Australia

Melbourne, 19 April 2004

National General Meetings to be held on 21 May 2004

National Australia Bank has announced that it will hold General Meetings of shareholders on Friday 21 May 2004 at the Melbourne Concert Hall.

The Notice of General Meetings is being lodged with the Australian Stock Exchange.  There will be three separate meetings, as required to consider three different sets of resolutions submitted by Directors in three separate Notices served on the Company.

The first meeting will consider a resolution submitted by seven non-executive Directors on 26 March 2004 to remove one Director, Mrs Catherine Walter, as a Director of the National Australia Bank.

The second and third meetings will consider two sets of resolutions submitted by Mrs Walter on 28 March 2004 to remove all the non-executive Directors of National Australia Bank over time, to censure the Board, to request a search for a new Chairman and to express views as to re-election of non-executive directors and retirement benefits.

A Committee of the Board of the National determined that all of the resolutions submitted by Mrs Walter should be put before shareholders even though legal advice is that a number of resolutions are beyond the power of a general meeting, or beyond the capacity of the National to give effect to them or that they would have no legal effect.

The seven non-executive Directors recommend that shareholders pass the resolution to be considered at the first general meeting and reject each of these resolutions to be considered at the second and third general meetings. Mrs Walter was invited to make recommendations regarding the resolutions, but has not done so as at the time of despatch of the Notice of Meetings.  The Chief Executive Officer, Mr John Stewart, has not made a recommendation in respect of any of the resolutions.

The National has also released to the market a statement by the seven non-executive directors received by the Company and which has been included with the Notice of General Meetings sent to shareholders.  Mrs Walter was invited to provide such a statement to shareholders to accompany the Notice of General Meetings, but had not done so as at the time of despatch of the Notice of General Meetings.

For further information:

Brandon Phillips

Group Manager

Group Corporate Relations

03 8641 3857 work

0419 369 058 mobile

Or visit www.nabgroup.com

National Australia Bank Limited
ABN 12 004 044 937
Registered Office:
24th Floor, 500 Bourke Street
Melbourne, Victoria 3000
Australia

Notice of General Meetings

Notice of General Meetings

National Australia Bank Limited

ABN 12 004 044 937

Registered Office:

24th Floor, 500 Bourke Street

Melbourne, Victoria 3000

Australia

Notice is hereby given that three General Meetings of National Australia Bank Limited (“the National”) will be held at the Melbourne Concert Hall, 100 St Kilda Road, Melbourne, Victoria, Australia, on Friday, 21 May 2004. The first meeting will commence at 2.30 pm. The second meeting will commence immediately following the conclusion of the first meeting. The third meeting will commence immediately following the conclusion of the second meeting.

The business before the meetings will be as follows:

Meeting 1 - Removal of Mrs Walter as a Director (1)

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That Mrs Catherine Walter be and is hereby removed as a Director of National Australia Bank Limited.”

Meeting 2 - Removal of non-executive Directors (2)

To consider and, if thought fit, pass the following resolutions as ordinary resolutions:

1.                                       “That Catherine Mary Walter be and is hereby removed from office as a director on and with effect from 5 pm on the date seven days from the date of this meeting.” (3)

2.                                       “That Graham Kraehe be and is hereby removed from office on and with effect from 5pm AEST on the date 7 days preceding the date upon which his current term as a director would otherwise have come to an end.”

3.                                       “That Kenneth Moss be and is hereby removed from office on and with effect from 5pm AEST on the date 7 days preceding the date upon which his current term as a director would otherwise have come to an end.”

4.                                       “That Brian Clark be and is hereby removed from office on and with effect from 5pm AEST on the date 7 days preceding the date upon which his current term as a director would otherwise have come to an end.”

5.                                       “That John Thorn be and is hereby removed from office on and with effect from 5pm AEST on the date 7 days preceding the date upon which his current term as a director would otherwise have come to an end.”

6.                                       “That Edward Tweddell be and is hereby removed from office on and with effect from 5pm AEST on the date 7 days preceding the date upon which his current term as a director would otherwise have come to an end.”

7.                                       “That Peter Duncan be and is hereby removed from office on and with effect from 5pm AEST on the date 7 days preceding the date upon which his current term as a director would otherwise have come to an end.”

8.                                       “That Geoffrey Tomlinson be and is hereby removed from office on and with effect from 5pm AEST on the date 7 days preceding the date upon which his current term as a director would otherwise have come to an end.”

(1)                                  This meeting is convened by the National following the receipt of Notices of Intention on Friday 26 March 2004 to move a resolution for the removal of Mrs Catherine Walter as a Director of the National, pursuant to s203D of the Corporations Act signed by Mr Graham Kraehe, the Chairman of the National, Dr Kenneth Moss, the Senior Independent Director of the National, Dr Brian Clark, Mr Peter Duncan, Mr John Thorn, Mr Geoffrey Tomlinson and Dr Edward Tweddell, who are all non-executive directors of the National.

(2)                                  This meeting is convened by the National following receipt of a Notice of Intention on Sunday 28 March 2004 from Mrs Catherine Walter to move resolutions in the form set out for the removal of each of the non-executive Directors of the National.

(3)                                  This resolution will be of no effect if the resolution to be put to Meeting 1 is passed.

Meeting 3 - Censure of Board, request for search for Chairman, removal of non-executive Directors, view as to re-election of non-executive Directors and views as to retirement benefits (4)

To consider and, if thought fit, pass the following resolutions as ordinary resolutions:

1.                                       “That the members of the company censure the Board of Directors of the company as a whole for being ultimately responsible to the members for the failings which led to the forex losses.”

2.                                       “To request the Board of Directors to immediately begin the search for a new Board Chairman of international standing able to provide the leadership necessary for renewal and restructure of the Board, the governance and its culture.”

3.                                       “That Catherine Mary Walter be and is hereby removed from office as a director on and with effect from 5pm on the date seven days from the date of this meeting.” (5)

4.                                       “That Graham Kraehe be and is hereby removed from office on and with effect from 5pm AEST on the date 7 days preceding the date upon which his current term as a director would otherwise have come to an end.”

5.                                       “That Kenneth Moss be and is hereby removed from office on and with effect from 5pm AEST on the date 7 days preceding the date upon which his current term as a director would otherwise have come to an end.”

6.                                       “That Brian Clark be and is hereby removed from office on and with effect from 5pm AEST on the date 7 days preceding the date upon which his current term as a director would otherwise have come to an end.”

7.                                       “That John Thorn be and is hereby removed from office on and with effect from 5pm AEST on the date 7 days preceding the date upon which his current term as a director would otherwise have come to an end.”

8.                                       “That Edward Tweddell be and is hereby removed from office on and with effect from 5pm AEST on the date 7 days preceding the date upon which his current term as a director would otherwise have come to an end.”

9.                                       “That Peter Duncan be and is hereby removed from office on and with effect from 5pm AEST on the date 7 days preceding the date upon which his current term as a director would otherwise have come to an end.”

10.                                 “That Geoffrey Tomlinson be and is hereby removed from office on and with effect from 5pm AEST on the date 7 days preceding the date upon which his current term as a director would otherwise have come to an end.”

11.                                 “That it is the view of the company that upon removal or previous retirement none of the current non-executive directors should offer themselves for re-election.”

12.                                 “That the company calls upon each of the current non-executive directors of the company to forego all retirement allowances and benefits payable to them upon their retirement, whether they are removed pursuant to a resolution of members or retire before removal.”

13.                                 “That the company calls upon each of the current non-executive directors to individually inform the meeting whether they will commit to forego all retirement allowances and benefits.”

Garry F Nolan

Company Secretary

13 April 2004

(4)                                  This meeting is convened by the National at the request of Mrs Catherine Walter in accordance with a Notice of Calling of Company Meeting pursuant to Corporations Act 2001, s249CA and Notice of Intention to Move a Resolution for Removal of Directors under Section 203D(2) of the Corporations Act. This notice duplicates some resolutions from Mrs Walter’s first notice in respect of which Meeting 2 is convened.

(5)                                  This resolution will be of no effect if the resolution to be put to Meeting 1 is passed.

Information for Shareholders:

Members of the National

Persons holding shares of the National which are listed for quotation on the Australian Stock Exchange at 7.00 pm in Melbourne on Wednesday, 19 May 2004 will be treated as Shareholders of the National for the purposes of each of the Meetings.

Proxy votes

A Shareholder entitled to attend and vote at the Meetings is entitled to appoint no more than two proxies to attend and vote on behalf of the Member at each of the Meetings. Proxy forms for each Meeting are enclosed. Where two proxies are appointed, each proxy must be appointed to represent a specified number of votes or proportion of the Shareholder’s voting rights. If no number or proportion is specified, each proxy may exercise half of that Shareholder’s voting rights.

A proxy need not be a Shareholder in the National.

Three proxy forms and a return envelope are enclosed. You should complete and return all three forms to ensure that your votes are effective for all three meetings.

To be effective, the completed proxy forms and the power of authority (if any) under which the proxy forms are signed, or a certified copy of the relevant authority, must be received by or faxed to the National at least 48 hours before the start of the relevant Meeting. For Meeting 1, that is, by 2.30 pm (Australian Eastern Standard Time) on Wednesday 19 May 2004. For Meetings 2 and 3, that is, by at least the time which is 48 hours before the time at which the relevant meeting starts.

Proxies must be received by the National at the address indicated on the enclosed envelope, delivered to the registered office at Level 24, 500 Bourke Street, Melbourne, Victoria 3000, Australia or faxed on (61 3) 9473 2461.

Please read the instructions on each Proxy Form carefully before completing it to ensure your votes are correctly recorded.

EXPLANATORY MEMORANDUM

The role of the Board Committee

Decisions as to the form and content of this Notice of General Meetings (including decisions as to which resolutions should be put to the General Meetings) have been made by a Committee of the Board charged with drawing up this notice and explanatory memorandum. That Committee comprised Mr John Stewart, Managing Director & Chief Executive Officer of the National; Mr Garry Nolan, Company Secretary of the National; and Mr Kerry McDonald, Mr John Moule and Sir David Fell, who are non-executive directors of subsidiaries of the National. This Committee was appointed because each of the non-executive Directors of the National may have a personal interest in the content of the Notice and this Explanatory Memorandum.

The number of meetings to be held

In order to avoid any dispute as to the validity of the relevant meetings, the National has decided to convene three separate meetings because it received three separate notices, including two notices from Mrs Catherine Walter, a Director of the National. There is a significant degree of duplication between the resolutions which are to be put to shareholders at Meetings 2 and 3, which are the meetings convened in response to Mrs Walter’s notices.

Meeting 1: Removal of Mrs Walter as a Director

This General Meeting is convened following the receipt of Notices of Intention on Friday 26 March 2004 (“Notices of Intention”) to move a resolution for the removal of Mrs Catherine Walter as a Director of the National, pursuant to s203D of the Corporations Act. Those Notices of Intention were signed by Mr Graham Kraehe, the Chairman of the National, Dr Kenneth Moss, the Senior Independent Director of the National, Dr Brian Clark, Mr Peter Duncan, Mr John Thorn, Mr Geoffrey Tomlinson and Dr Edward Tweddell, who are all non-executive Directors of the National. The resolution proposed by those persons would remove Mrs Walter as a Director of the National with immediate effect.

Recommendation

The non-executive Directors of the National other than Mrs Walter recommend that you vote in favour of this resolution.

No recommendation has been received from Mrs Walter at the time of going to print.

Mr John Stewart, Managing Director & Chief Executive Officer, does not consider that it is appropriate that he make a recommendation as he is an executive Director.

For the resolution to be passed it must be approved by 50% of the votes validly cast on the resolution by Shareholders eligible to vote.

Meeting 2: Removal of non-executive Directors

This General Meeting is convened following the receipt of a Notice of Intention on Sunday 28 March 2004 (“Notice of Intention 2”) to move resolutions in the form set out in the notice for the removal of each of the non-executive

Directors of the National. This Notice of Intention 2 was signed by Mrs Walter, who is a non-executive Director of the National. The resolutions proposed by Mrs Walter would remove her as a Director of the National with effect from 5.00pm on the date 7 days from the date of this meeting and would remove each other non-executive Director of the National on the date being 7 days preceding the date upon which his current term as a Director would otherwise come to an end.

Recommendation

The non-executive Directors of the National other than Mrs Walter recommend that you vote against each of these resolutions.

No recommendation has been received from Mrs Walter at the time of going to print.

Mr John Stewart, Managing Director & Chief Executive Officer, does not consider that it is appropriate that he make a recommendation as he is an executive Director.

For each resolution to be passed it must be approved by 50% of the votes validly cast on the resolution by Shareholders eligible to vote.

Meeting 3: Censure of Board, request for search for Chairman, removal of non-executive Directors, view as to re-election of non-executive Directors and views as to retirement benefits

On Sunday 28 March 2004 Mrs Walter served a document comprising a “Notice of Calling of Company Meeting pursuant to Corporations Act 2001, s249CA” and “Notice of Intention to Move a Resolution for Removal of Directors under Section 203D(2) of the Corporations Act.”

This document was in addition to Notice of Intention 2 referred to above.

Under section 249CA of the Corporations Act a director is entitled to call a meeting of the company’s members. Accordingly, this General Meeting is convened in response to Mrs Walter’s request.

No legal effect of resolutions 1, 2, 11, 12 and 13

The National has obtained advice from its Solicitors and Senior Counsel in relation to resolutions 1, 2, 11, 12 and 13 which Mrs Walter has requested be put to Shareholders at Meeting 3 (“the opinion resolutions”). The National considers that each of the opinion resolutions relates to a matter outside the power of the general meeting to determine or which is beyond the capacity of the National to give effect to and, even if passed, would have no legal effect.

From time to time, the National has received other requests to put resolutions to Shareholders which have had similar difficulties. The National’s practice has been not to put such resolutions to Shareholders on the basis that it is not appropriate to submit to Shareholders matters which they have no power to implement or which are otherwise without legal effect. This is the usual position and is well supported by relevant case law.

In this instance however, the resolutions are put by a Director in circumstances where significant differences exist between that Director and all of the other non-executive Directors of the National. For this reason, the National has decided that all of these resolutions should be put before the Shareholders. However, Shareholders should note that none of the opinion resolutions is capable of having any legal effect.

Recommendations

The non-executive Directors of the National other than Mrs Walter recommend that you vote against each of these resolutions.

No recommendation has been received from Mrs Walter at the time of going to print.

Mr John Stewart, Managing Director & Chief Executive Officer, does not consider that it is appropriate that he make a recommendation as he is an executive Director.

For each resolution to be passed it must be approved by 50% of the votes validly cast on the resolution by Shareholders eligible to vote.

All meetings - Directors’ statements

In accordance with section 203D(4) each non-executive Director is entitled to put his or her case against his or her removal as a Director to members by:

(a)           giving the company a written statement for circulation to members; and

(b)           speaking to the motion at the relevant meeting.

All non-executive Directors were notified of the time by which statements were required to be received by the National in order to be included with the Notice of General Meetings.

Mrs Walter’s Statement

No written statement has been received from Mrs Walter at the time of going to print. The National will send Mrs Walter’s written statement to persons who receive this Notice of General Meetings if it is received in time to permit such distribution, or distribute it to members attending the meetings and read it out at the meetings before the resolution is voted on, in accordance with the National’s obligations under s 203D of the Corporations Act.

Other non-executive Directors’ Statement

A single written statement has been received on behalf of all of the non-executive Directors of the National other than Mrs Walter and is enclosed.

Under the Corporations Act where a statement exceeds 1,000 words, the National is not obliged to despatch the statement. The statement of the non-executive Directors of the National other than Mrs Walter comprises approximately 1,400 words. The National decided to allow the additional words on the bases that the relevant non-executive Directors could have used 1,000 words each (a total of 7,000 words) and that it was not appropriate to insist on form over substance.

Additional information

The following information is provided by the National by way of background for shareholders.

Background to the Meetings

In January 2004 the National made a series of public announcements relating to unauthorised foreign exchange option transactions, which culminated in an announcement on 27 January 2004 that the total losses from unauthorised foreign currency trading activities were A$360 million.

The National retained PricewaterhouseCoopers (“PwC”) in January 2004 to deliver a report on the circumstances in which the National had incurred those foreign currency trading losses.

In order to ensure that the PwC investigation was not affected by certain conflicts facing PwC as a result of past and current relationships in areas relevant to the investigation, the National also retained Deloitte Touche Tohmatsu (“Deloittes”) to review whether the PwC report fairly and completely described and assessed the areas in which PwC faced a conflict of interest. In addition, to ensure a high standard of governance was adhered to in producing the report for the National, the National retained Blake Dawson Waldron (“BDW”) as its probity and governance advisers in respect of the PwC investigation. BDW were asked to advise the National as to whether PwC was reasonably likely to be regarded as being independent for the purposes of undertaking its investigation and providing its report. BDW also provided advice in relation to procedures to be adopted to address various independence issues.

On 12 March 2004 the National released to the Australian Stock Exchange Limited the full PwC report, the separate report from Deloittes and the probity and governance advice from BDW in relation to the PwC enquiry. Deloittes reviewed and reported on certain matters in which PwC were involved and otherwise concluded that, nothing had come to their attention which caused them to believe that the PwC report did not fairly and completely describe and assess the relevant PwC work. BDW’s advice confirmed that PwC may reasonably be regarded as being independent for the purposes of providing their report. In forming this conclusion, BDW considered certain issues raised by Mrs Walter, a director of the National, in respect of the PwC investigation. Copies of each of these documents are available from http://www.nabgroup.com or by contacting the Office of the Company Secretary.

Mrs Walter advanced certain criticisms in relation to the PwC report and the conduct of other non-executive Directors in respect of that report. These criticisms included allegations that other non-executive Directors of the National had inappropriately influenced the direction of the PwC report, which those other directors strongly deny.

The Australian Prudential Regulation Authority (“APRA”) also conducted an enquiry into the irregular currency options trading at the National. The National released APRA’s report to ASX on 24 March 2004. Copies of that report are also available from http://www.nabgroup.com or by contacting the Office of the Company Secretary. The APRA report reached conclusions consistent with those contained in the PwC report.

Following these investigations, the National announced a four point action plan covering board changes, management changes, risk and control frameworks and culture. The National is addressing the weaknesses in control procedures identified by the PwC report. In addition to the four point action plan, the National has commenced a program to implement the actions required by APRA, which includes an increase in the internal target total capital adequacy ratio to 10%, the adoption of the APRA standard model to determine market risk capital and addressing cultural issues that were identified by both PwC and APRA.

On 26 March 2004, the National received a notice from seven non-executive Directors of their intention to move a resolution for the removal of Mrs Walter as a Director.

On 28 March, the National received from Mrs Walter a notice of her intention to move resolutions for the removal of each of the non-executive Directors, on a staged basis, and a notice calling a meeting of the National to consider those and other resolutions.

The meetings described in this notice are convened by the National in response to each of the notices described above.

In light of Mrs Walter’s criticisms of the PwC report, the National sought further advice from BDW in respect of the PwC investigation and report. On 1 April 2004 the National released this advice to the Australian Stock Exchange. The conclusion of that further advice was that nothing in those criticisms caused BDW to withdraw, amend or qualify its probity and governance opinion of 12 March 2004. Copies of that further advice are available from http://www.nabgroup.com or by contacting the Office of the Company Secretary.

In the current circumstances, the National considers it important that the Board related issues are addressed as expeditiously as possible, so that the National has a Board which is able to efficiently and effectively address the National’s current challenges and opportunities.

Effect of removal or resignation of directors

Section 201A(2) of the Corporations Act provides that a public company must have at least three directors, two of whom must ordinarily reside in Australia. Article 10.1 of the National’s Constitution requires the National to have at least 5 Directors. Under Articles 10.12 and 12.16, any Director remaining in office may appoint additional persons to be Directors, to the extent necessary to bring the number of Directors up to the minimum specified in the Constitution.

If the removal or resignation of existing non-executive Directors were to place the National in a position where only Mr John Stewart (the Managing Director & Chief Executive Officer of the National) remained in office, it would be open to Mr Stewart to appoint to the Board persons (including persons who are currently directors of subsidiaries of the National) to fill casual vacancies so as to form a “caretaker” board. If less than 5 Directors including Mr Stewart remained in office, a number of steps would be available to the National, including the appointment of persons who are currently directors of subsidiaries of the National to fill casual vacancies to the extent necessary to bring the number of Directors up to the minimum specified in the Constitution.

Statement by Seven Non-Executive Directors

Dear Shareholder

This statement is made by seven of your non-executive directors.

Resolutions you will be asked to consider

At the EGM of the company on 21 May 2004, we will ask you to remove Ms Walter as a director so that the Board can discharge effectively its duties to the company and its shareholders.

We will also ask you to reject each of Ms Walter’s resolutions. In effect, shareholders are being asked to decide whether the Board other than Ms Walter is to be allowed to fulfill the responsibilities with which it has been entrusted. Although the National has received advice that a number of Ms Walter’s proposed resolutions are invalid, and while we oppose each of those resolutions, we do not object to Ms Walter’s resolutions being put before shareholders for their consideration.

Board objectives

The Board’s current priorities are to:

•                  oversee and support the change programme of the Chief Executive Officer, John Stewart and his management team;

•                  ensure that the PricewaterhouseCoopers (PwC) and Australian Prudential Regulation Authority (APRA) reports are implemented and risk management systems and controls strengthened;

•                  ensure that the National’s strategy is aligned to improving financial performance and maximising shareholder value;

•                  complete the renewal of the Board and its committees and ensure that they operate cohesively and effectively; and

•                  ensure that better relationships are developed with stakeholders and the National’s reputation is restored.

We are committed to doing these things. However, to be successful the Board must be able to fully and frankly exchange views and work together in a cohesive and unified manner. This is no longer possible while Ms Walter remains a director.

We believe that further change to the Board at this time would be destabilising and against the interests of shareholders.

The need for a shareholders’ meeting

We have lost trust and confidence in Ms Walter because of:

•              her misconceived criticism of the procedural integrity of the PwC report;

•              her allegations that other non-executive directors sought to improperly influence the report;

•              her refusal to give assurances that she would maintain Board confidentiality in relation to PwC’s investigation; and

•              the damage we believe her public criticism of the report has caused the National.

Ms Walter’s allegations concerning the report were never justified and cannot withstand objective consideration.

Our lack of confidence in Ms Walter does not derive from a desire to maintain collegiality at the cost of stifling rigorous investigation of issues or the expression of independent and dissenting views. Nor does it flow from differences of view about directors’ accountability.

Statement by Seven Non-Executive Directors

The facts are summarised below:

1.                                       On 12 March 2004, the PwC report into irregular foreign currency options trading at the National was released to the ASX. Blake Dawson Waldron (BDW) also advised the Board that PwC was reasonably likely to be regarded as being independent for the purpose of the report.

2.                                       BDW were appointed by the Board, including Ms Walter, to provide a probity and governance opinion.

3.                                       In a series of communications with the Chairman and in a media release dated 26 March 2004, Ms Walter made criticisms of the procedural integrity of the PwC report (but not of the report’s findings), and suggested the PwC investigation should be aborted and a new investigation commenced by another expert.

4.                                       Having considered these matters at the request of the Board, BDW in a letter dated 31 March 2004 confirmed that the report was impartial, unbiased and unaffected by any inappropriate interference or direction by the Principal Board Risk Committee or by the Board.

5.                                       Ms Walter also wrote to BDW on 30 March 2004 submitting that BDW should not agree to provide its further probity opinion. The further opinion was nonetheless obtained and released to the ASX because the National had a strong corporate interest in responding to Ms Walter’s public criticisms of the procedural integrity of the PwC report and in ensuring that the market was fully informed.

6.                                       APRA’s report into the irregular foreign currency options trading was released to the ASX on 23 March 2004.

7.                                       APRA’s findings are consistent with those contained in the PwC report. The APRA report has not been criticised by Ms Walter.

As the PwC report findings are supported by the APRA report, we formed the view that it was unproductive to engage in further public debate concerning Ms Walter’s allegations.

We recognise that we are not free of blame for mistakes which have been made in the past. We consider that the interests of the National and its shareholders are best served now by full transparency and ensuring that the PwC and APRA reports are implemented and that the other challenges which the company faces are met.

We tried very hard over many hours to resolve our differences with Ms Walter, both within and outside Board meetings, before the matter was in the public domain. We regret that a shareholders meeting has had to be called to resolve them.

The meeting

We are asking shareholders to remove Ms Walter from the Board. If Ms Walter is not removed from the Board, we have unanimously agreed that we would all resign from the Board as soon as practicable following the appointment of sufficient new directors required to ensure that the Board could continue to fulfill its functions.

Were any of Ms Walter’s resolutions to be passed, the authority and effectiveness of the Chairman and of the Board as a whole would be undermined and, in our view, the interests of the National would be seriously harmed.

It is now time to move on. The Board needs to do everything that it can to support John Stewart and his management team in improving the performance of the National, changing organisational culture and behavioural standards and in continuing to build shareholder value. We believe it is in the interest of all stakeholders that we do so.

Statement by Seven Non-Executive Directors

Board renewal programme

On 6 April 2004, the Chairman, with the support of all of the other non-executive directors other than Ms Walter, announced further details of the process for Board renewal. The Chairman also confirmed the Board’s commitment to drive a major culture change within the organisation and enhance shareholder value.

The Chairman’s announcement included the following:

“The National is committed to a continuing process of Board renewal on an orderly basis. The search for two new directors with banking experience has been accelerated and we now have identified candidates from Australia and the UK. If Ms Walter leaves the board it is intended another director with the appropriate skills would be appointed. These new appointments will be announced over the next few months. Additionally, another director will retire next year.

“The three most recent appointments to the Board were made after searches to find people with specific skills, to complement existing Board skills: Brian Clark with international experience in IT and consumer marketing; Peter Duncan with international financial management experience; and John Thorn with international auditing experience at a senior level.

“Following the new Board appointments, the National will have a Board with average years of service far lower than that of any of the major Australian banks. At that point half of the Board will have less than 3 years experience with the National.

“The National is a large and complex organisation which is undergoing substantial change. Since the announcement of the foreign currency options trading losses in January 2004, the then CEO and a number of other senior executives have departed. John Stewart and his management team are implementing their change program and continuing to focus on improving financial performance and maximising shareholder returns.

“……… We need a cohesive and effective board with the requisite experience and corporate memory to support the new management team and in the rebuilding of National’s reputation.

“It would be my intention, subject to shareholder endorsement, to remain Chairman until the National’s strategy formulation, operational improvement and Board reconstruction is done. I would expect that this could be achieved over the next few years when I would then hand over the chairmanship in an orderly fashion.  This I believe would provide the stability required for the new management team to implement plans which will add to shareholder value.”

Statement by Seven Non-Executive Directors

As part of the Board renewal programme, there will be a regular internal review of Board performance and effectiveness.

We consider the Board renewal programme is of critical importance to the National’s stakeholders. We ask for your support.

9 April 2004

/s/ K Moss
K Moss

/s/ B Clark
B Clark

/s/ G Kraehe
G Kraehe

/s/ E Tweddell
E Tweddell

/s/ J Thorn
J Thorn

/s/ P Duncan
P Duncan

/s/ G Tomlinson
G Tomlinson